Filed by Syncor International Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under
                                         the Securities Exchange Act of 1934
                           Subject Company: Syncor International Corporation
                                                  Commission File No. 0-8640

FOLLOWING IS A TRANSCRIPT OF AN ANALYST CONFERENCE CALL:


                             CARDINAL HEALTH IR

                         Moderator: Steve Fischbach
                               June 14, 2002
                                 1:00 pm ET


Operator:             Good afternoon my name is (Brenda) and I will be your
                      conference facilitator today. At this time I would like to welcome everyone to the to the Cardinal and Syncor conference call.

                      All lines have been placed on mute to prevent any background noise. After the speakers' remarks there will be a question and answer period. If you would like to ask a question during this time simply press star then the 1 on your telephone keypad.

                      If you would like to withdraw your question press the pound key. Thank you. Mr. Steve Fischbach you may begin your conference.

Steve Fischbach:      Thank you. Good afternoon and thanks for joining us
                      today. For the next few minutes we'll discuss today's announcement that Cardinal Health will acquire Syncor
                      International Corporation.

                      If any of you do not have a copy of the related press release you may access it over the Internet at Cardinal Health investor center at www.cardinal.com or you can request a fax copy of the release by dialing 614-757-7211.

                      On our call today we have Bob Walter, Chairman and Chief Executive Officer of Cardinal Health and Robert Funari, President and Chief Executive Officer of Syncor International.

                      During the Q&A session we ask that you limit yourself to one question so that we can include as many questioners as possible within the time period allotted. If you have any additional questions please reenter the queue.

                      Before we begin I would like to remind everyone that some of the information discussed on today's call may include forward looking statements which are subject to risks and uncertainties which could cause actual results to differ materially from those projected or implied.

                      The most significant of those uncertainties are described in Cardinal Health's and Syncor's SEC filings. Neither Cardinal nor Syncor undertakes an obligation to update or revise any forward looking statements.

                      In addition you are referred to the disclosure at the end of the press release about where you can get more information regarding Cardinal and Syncor and the proposed transaction.

                      Recording and or rebroadcast of this call is expressly prohibited. At this time I would like to introduce Bob Walter to begin today's discussion.

Bob Walter:

                      Good afternoon. Cardinal Health is very excited about the acquisition of Syncor International, a leading provider of nuclear pharmacy services. This combination will create substantial value for shareholders of both companies as well as the health care provider and supplier customers.

                      First I'd like to review the terms of the transaction. Syncor will become a wholly owned subsidiary of Cardinal Health to a stock-for-stock transaction. The value of this deal is approximately $1.1 billion.

                      The terms of our definitive agreement call for Syncor shareholders to receive .52 Cardinal Health common shares for each outstanding share of Syncor common stock.

                      For the holders of Syncor common stock the transaction is intended to be cash free. Cardinal Health will assume Syncor's net debt which is - Syncor's net debt which totals $202 million as of March 31.

                      The acquisition is expected to be completed by the end of 2002 subject to regulatory compliance, approval by Syncor shareholders and other customary conditions.

                      Cardinal Health expects the transaction to be accretive to our earnings within the first year.

                      While Syncor's primary business focus is on nuclear pharmacy it also operates a profitable imaging business and some other smaller ventures. I will not discuss these on this call as Cardinal and Syncor fully intend to exit these businesses in the most profitable and expeditious way.

                      This overall transaction has been structured in a way that contemplates the sale of those operations and is priced based upon the expected sales proceeds.

                      For those of you who aren't familiar with nuclear pharmacy let me briefly explain this exciting business. Nuclear medicines also known as radiopharmaceuticals are radioactive compounds that are ingested by or injected into patients and concentrate in specific human organs or tissues.

                      These medicines allow physicians to investigate the function of various organs and treat illness without the risk or expense of surgery by passing the patient through a nuclear imaging machine and observing the reaction of the pharmaceutical.

                      Given the short life of these compounds, they must be mixed and dispensed on an as needed, real time basis specific to the patient and specific to the doctor.

                      The pharmaceuticals business - the
                      radiopharmaceuticals business is growing at approximately a rate similar to our overall pharmacy business.

                      Syncor has been a leader in this business since it pioneered the concept of centralized nuclear pharmacy services in 1974 and has grown at a pace faster than the overall market. It operates a network of 140 nuclear pharmacies - I'm sorry a 130 nuclear pharmacies throughout the country.

                      Syncor has an entrepreneurial culture similar to ours. Its sales were $775 million last year, a 23% increase over prior year.

                      As you know, Cardinal already has a presence in the nuclear pharmacy business through its acquisition of Central Pharmacy Services, a network of 40 operations in complimentary markets.

                      We have often spoke of the high growth and high returns produced by our Central Pharmacy Service business. Incidentally, their three year growth rate has been in excess of 30%.

                      We view Syncor and Central Pharmacy Services as having both unique and complimentary capabilities and we intend to preserve the best of both.

                      In addition to the core nuclear pharmacy services I also view these specialized pharmacies as a very promising distribution channel for complex pharmaceutical compounds that need special handling or need to be very close to the customer and the patient.

                      A distribution business that I believe will grow tremendously as larger molecules and very patient specific products begin to the hit the market over the next several years.

                      Cardinal Health's expansion in the nuclear pharmacy services through the Syncor acquisition makes tremendous strategic sense on multiple levels.

                      Cardinal Health has long been committed to building both scale and breadth of product and service offerings for both the healthcare provider and the manufacturer. The addition of Syncor's nuclear pharmacy services advances that strategy.

                      The largest customer base for nuclear pharmacy is Acute Care Hospital, a group that Cardinal knows extremely well through our relationships on the pharmaceutical distribution, the Medical-Surgical and Pyxis sides of our business.

                      The Syncor acquisition also continues our follow investment philosophy that we have been executing for years. In 1995 or since 1995 I've been describing our role as a distributor of services both to the provider downstream and to the manufacturer upstream.

                      In this instance, provider downstream is the hospital or the clinic and upstream in this instance is the maker of the radiopharmaceutical products to be compounded. Both need our services.

                      Syncor and Central Pharmacy Services provides a network of 170 locally operated pharmacies with the unique ability to compound and dispense these products.

                      This capability requires high quality and difficult regulatory compliance in a timeframe that is extremely tight. This two to four hour timeframe cannot be met by distributors outside the local markets.

                      These pharmacies are operated by a troop of nuclear pharmacists that are in extremely short supply and require extensive technical training. It is the collection of these unique capabilities across a broad geographic markets, again size and scale that we are acquiring and combining with our own capability.

                      This capability combined with other capabilities of the broader Cardinal as we service both the manufacturer and the downstream provider. It's these capabilities that will allow us to define new services for both the provider and the manufacturer.

                      Let me shift now to a description of the nuclear pharmacy business as focusing on the perspective of the manufacturer. We will be offering a better selection to meet the complicated needs of bringing product and complimentary services to the hospital and the cardiology and oncology clinics.

                      Today both operations market, compound and dispense a variety of manufactured products. Syncor obviously adds to the growth models that we've articulated to the market over the past several months.

                      I would remind everyone that this week at our recent investors' conference I stated that Cardinal was on track for at least a 20% earnings growth in this quarter as well as for fiscal '03.

                      I also talked about Cardinal's legacy which is setting aggressive goals and standards and performing to our commitments. I also talked about our credibility in the market. And if you make promises you make sure you don't surprise the market and you meet those promises.

                      We have lived up to our commitments for over 20 years and no matter what we commit to the market now or in the future we will deliver on those commitments.

                      Despite all the noise and misinterpretations about what I said at the conference I am very confident in our revenue and earnings outlook of 20% earnings growth. Our annual earnings per share growth of 20% is built upon consistent organic, internally generated growth.

                      With that said, acquisitions such as Syncor are an important part of our long term business plan. They allow us to add even further to our organic growth and expand the growth potential of both companies by offering more to our respective customers.

                      When the Syncor acquisition is complete the strategic synergies to be realized across the various Cardinal businesses are substantial. Increased visibility and access to our respective clients will only benefit our combined efforts.

                      For example, our pharmaceutical services and technology segment can work with Syncor's nuclear pharmacy customers to develop, package, manufacture and market new radiopharmaceutical products.

                      Our pharmaceutical distribution provider service segment will be able to realize operational efficiencies and gain new customers by leveraging the distribution of radiopharmaceuticals.

                      Our hospital pharmacy outsourcing business formerly known as (OHN) will also benefit from the expanded nuclear pharmacy product offerings that Syncor represents.

                      These are just a few of the great cross selling opportunities we will be fully exploiting going forward.

                      The entrepreneurial culture and management strengths of Syncor are highly complimentary with Cardinal. Both of our companies are dedicated in providing superior service and value to our customers. Innovation, hard work and constant improvements are in both our corporate DNA.

                      I'm happy to announce that the senior leadership team at Syncor will be an important part of Cardinal's management after the acquisition. To date both companies have completed extensive due diligence and we are confident that the integration of our two companies will proceed smoothly and quickly.

                      We expect the transaction to be accretive to Cardinal Health's financial bottom line within the first year before considering any synergies. Again this announcement is a big win for Cardinal and for Syncor's associates, customers, both the provider and the manufacturer.

                      At this time I'd like to turn the call over to Bob Funari who will give you his perspective.

Bob Funari:           Thank you Bob and let me begin by saying that we're
                      delighted to be joining the Cardinal family of businesses and look forward to many exciting developments as we work together in some very interesting opportunity areas.

                      I want to expand a little bit on some of the points that Bob mentioned in his comments. First on the radiopharmacy market itself and what has driven radiopharmaceutical growth over the course of the last 10 years.

                      That growth has principally been a function of the use of nuclear medicine in diagnosing heart disease. And that growth trend has been very strong indeed. But looking ahead we see not only continued strength in cardiology but we see growing use of nuclear medicine in the diagnosis and treatment of cancer.

                      Specific examples would include PET and the first of the (radioimmuna) therapeutics Zevalin. Bob touched on the unique strengths of the distribution model at Syncor and I just want to highlight a few of those points.

                      Responsiveness and speed is certainly one of those points. The ability to get a dose from the time we get the order to the time that it's ready to be administered to the patient within a 30-90 minute window.

                      Scope of coverage, the ability to reach 90% of the nuclear medicine procedures that are performed in this country every year. Precision and accuracy in dispensing. Last year we had seven defects per a million doses dispensed out of our pharmacies. Delivery to point of procedure or point of care, very important in dealing with these critical drugs.

                      And finally as Bob mentioned, the ability to tailor the product to meet the individual needs of each patient.

                      To sum it up, it's essentially a model that delivers the right drug to the right patient at the right location, right now.

                      So how does Cardinal enhance this position that we built over the last 28 years? I think both Bob and I see nuclear medicine or radiopharmaceuticals as an important part of the broader, complex pharmaceutical market.

                      We believe that the experience and skills that we've demonstrated in nuclear pharmacy combined with the relationships, resources and competencies that have been a part of Cardinal will allow us to bring to the submerging market the ability to provide customers with unique and comprehensive services that can take product all the way from molecule to the point of care.

                      Bob also touched on the medical imaging and overseas businesses and I want to expand a little bit on that scene.

                      Recently within Syncor we've been conducting a comprehensive review of our strategy in our business operations in an effort to make sure that we're making the very best use of our company's resources.

                      We concluded that the long term objective of profitable growth could be best achieved by focusing our efforts and our resources on the two emerging growth opportunities within our pharmacy services business, specifically complex pharmaceuticals and nuclear oncology.

                      The merger with Cardinal Health will allow Syncor to accelerate the pace with which we can pursue these opportunities.

                      We're currently in discussions with a number of potential buyers who've expressed interest in acquiring the medical imaging business. And we will be exiting several non-strategic and unprofitable international businesses and markets in the near future.

                      Finally I want to close with a few comments about people. Both companies are recognized leaders in their respective fields because both companies have values that attract people who have a desire to win.

                      There is a significant competition for talent today and we'll be focusing our efforts on retaining talent as we begin the process of integrating Syncor into Cardinal.

                      Both companies also believe in continuously raising the bar with respect to performance and we will be looking for ways to put the best practices in place across both companies. Bob.

Bob Walter:           Okay can we open it up to any questions from the
                      audience.

Operator:             At this time I would like to remind everyone in order
                      to ask a question please press star then the 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

                      Your first question comes from (David Lyzinger).

(David Lyzinger):     Thanks very much. First of all actually I wanted to
                      congratulate you on the transaction. I think it's a perfect fit for both companies. So congrats. My question is for Bob Walter.

                      Bob if you could tell us what you've assumed for the renegotiation of the Cardiolite distribution fee that's paid to Syncor since that's upcoming here and that has not yet been finalized.

                      Could you tell us whether in your due diligence and in your financial assessment you have assumed that Cardiolite maintains the existing profit margin or whether it goes down or whether it goes up?

Bob Walter:           Dave thanks. I think I'd like to not answer it quite
                      that simply. Let me kind of broaden the discussion of Cardiolite. First of all, we have had discussions with Bristol Myers and of course obviously Syncor has had discussions with Bristol Myers.

                      We're very aware of the long standing and successful relationship for both parties over probably eight or nine years. Bristol Myers and Syncor around Cardiolite. We're obviously aware of that and we're aware of the importance of Cardiolite in the past to Syncor.

                      And I would also - I'm just giving you a lot of background here. Obviously Cardinal as the company has an extensive relationship with Bristol Myers as a distributor in the packaging area, the area around Magellan. And with use of Pyxis in their oncology area.

                      So we have in depth relationships and I'm pleased to say they are very strong and good relationships.

                      Now, the reason I want to go through all that is not to just focus on a negotiation over the individual price model but to say that that is a broad relationship.

                      And for example, whenever I talk about an acquisition with someone I try to talk about what is the full total value offering so it's a win/win opportunity in the negotiation.

                      In this instance we will have conversations with Bristol Myers about the value of not only the Syncor but the Syncor combined with the CPSI network in capabilities.

                      It's one of the reasons that I wanted to talk about what it is we're acquiring. What it is we're acquiring is a unique capability to compound, to dispense size, scale, A collection of talented and trained technically trained pharmacists, quality, regulatory compliance. All of those things adding on to that the broad capability of Cardinal.

                      And so the discussions that we would intend to have with Bristol Myers would be of a different nature that would be additive to what Syncor has talked in the past. And that would be to talk about the broader Cardinal relationship and how does that fit into that.

                      From our perspective, you know, we've pointed out that Cardinal - that our management and Syncor's management has additionally had conversation - has talked with both the other two manufacturers in this field about our capabilities.

                      And at this point, you know, there are no commitments on a go forward basis about how we will broaden the offerings to any one of those three.

                      But the confidence that Cardinal has is in the value of what we're acquiring, the importance of that network in the local markets and how valuable that is not only to the provider but to one or all three of these manufacturers.

                      So I think it's way premature to talk about exactly how we'll price any one of these services because I believe that we'll have a combination of services that will serve us well.

                      And so, you know, as we don't know exactly on drug distribution side. We talked about generics for example, exactly how the pricing or margins will develop two and three years out on generics. We're confident about what we bring to market for the generic manufacturers to know that the profitability model will be strong for us.

                      So, you know, I know (David) that was a long winded answer, it was a question that clearly I expected should be on the table here and I've tried to answer it broadly because it - right now there will be broad discussions and I think the important thing are the combination of these companies and probably it's why you said it is the right combination.

                      Is that we bring, you know, we're all around each other's space and we bring real unique things to the market for both the provider ad the manufacturer.

                      So I think that's the best way I can express it. I'm very confident about the business model, I mean the economic model the ability to deliver long into the future the kind of returns out of this investment.

(David Lyzinger):     That's very helpful thanks for the explanation.

Bob Walter:           Okay thanks (David).  Next question.

Operator:             Your next question comes from (Larry Marsh).

(Larry Marsh):        Thanks and I just echo what (David) said.
                      Congratulations on what should be a great combination. I guess Bob just to clarify maybe what you're communicating in terms of the renegotiation.

                      Are you saying we really shouldn't hold combined organization to kind of a year end goal of renegotiating that I know you Bob Funari talked about having to want to do. Or should we think of that as, you know, it may not be completed by year end. Or should we not think of that in the timetable.

Bob Walter:           Well I'll answer it from my perspective and, you
                      know, I guess that exact question Bob and I didn't rehearse but I'll give a (unintelligible).

                      I think that Syncor by itself has a lot to offer in broadening services and understand the nature of the discussions that have been going on with Bristol Myers and their franchise.

                      I understand that we are in the front end of being able to talk about the broader relationship that Cardinal has to offer. I'm frankly not in any big hurry because I don't mean to sound egotistical about this. I frankly believe we have so much to offer it is in our best interest to take our time to craft the offering for as I said one or all three of the manufacturing partners.

                      And this is - and so we need to find our way through this, how to do it. So I'm not fearful of not reaching some agreement quickly. On the other hand, you all know how Cardinal moves. We're certainly in a position to reach conclusions quickly.

                      Bob Funari and I understand well how we can link businesses together. You know, think what - we understand well our respective capabilities. Secondly, we understand well how we can link businesses together to create even more value.

                      Frankly I think that all three of the manufacturers of the product would be interested in hearing about that. I'm not here to kind of tee up a competitive situation but we currently - these two organizations are currently offering services to all three of the manufacturers meaning (Niko Med) Bristol Myers and (Meloncrat).

                      And so we will have discussions with all three of them and hopefully come out with an outcome that, you know, very confident will be positive to Cardinal.

                      And certainly because I'm comfortable about the quality of the service, the combined service we can offer I'm sure it will be well desired and welcomed by these manufacturers.

                      And, you know, but right now to get into what is our strategy and how we mix and match and all the rest of that stuff it doesn't make any sense. But from a time standpoint I'm under no pressure to reach a conclusion by this calendar year end. Bob do want to add anything to that?

Bob Funari:           Bob I think you've covered most of the points that I
                      would have brought forward. Maybe just as a point of reinforcement (Larry) I think that clearly the combined capabilities of these two organizations opens potential opportunities that I would never have been able to talk about with (Don) or the other folks at BMS.

                      So I think Bob's quite correct that we almost have to step back and kind of rethink how we come at these discussions because they can be a lot deeper and more profound.

Bob Walter:           (Larry) I think, you know, this is not a new
                      concept for Cardinal, the concept of bundling services together. I don't mean for - to, you know, for a pricing reason just how do you improve the value of one service by adding it to another service and, you know, the concept of cross selling.

                      It's not unique, we've talked for a long time about how we do that on the provider side particularly at the hospital level. And we've reported to the market, you know, where we're making gains, combined gains.

                      We also are talking about it much more often about - at the provider I'm sorry at the pharmaceutical technology area towards the manufacturer. I've talked and I said in my talk here that I've viewed ourselves and as I've been talking since '95 that yes we are a middleman.

                      And as the middleman we provide services to the provider whether it's hospital, retail, clinics downstream or to the manufacturer upstream and those services are needed by both.

                      And you have to have a cohesive business strategy but, you know, we broaden our service offerings both downstream and upstream. I view this as a broadening of service offerings. In one transaction a broadening of service offerings both downstream and upstream.

                      So to try and talk through, you know, how do we service any one manufacturer different than the other. I think that would be inappropriate and disrespectful of our relationships with our existing relationships with those two manufacturers.

                      And frankly it's up to our creativity to figure out how to add additional value. But, you know, said as strongly as I can I'm very comfortable about the unique capability that Syncor has and Syncor and CPS combined bring. And then bring that all together with what Cardinal has. I'm very comfortable about what is the value we can deliver.

                      And so timing wise we can move quickly but I don't believe we're in a hurry. There's no pressure to move quickly. Can we take another question?

Operator:             Your next question comes from (Robert Willoughby).

(Robert Willoughby):  (Sean Harrington) in for (Robert Willoughby) thank you. I guess this question is for Bob Walter. Could you compare and contrast the profitability of the Syncor operations and your internal capability and what you think the combined entity might look like?

Bob Walter:           Well Bob the combined operations we - let's see where
                      I can start. First of all, I'm going to focus just on nuclear pharmacy operations because as I've said we don't intend to be in the other businesses though
                      Syncor has other businesses that are profitable and we do - but I'll lead. So we're just compare apples to apples nuclear pharmacy operations.

(Robert Willoughby):  Exactly.

Bob Walter:           Their models of delivery service are slightly
                      different. The returns on sales frankly, the returns on sales at CPSI that had been reported earlier are slightly higher than the return on sales at Syncor.

                      We're still studying why is that and, you know, then we got the other issues whether unique services at Syncor provides and we want to make sure we understand, you know, what are those costs and what are the applications of those services into some of our existing pharmacies.

                      So I'd say, you know, we start with saying there is some difference to profitability, it is not dramatic difference in profitability at the pharmacy level.

                      The next thing is, is what's the profitability in the combination and we believe that there are a number of synergies that will - operational synergies now we're not talking about revenue generation of synergy. I'm talking about operational synergies.

                      As I've said before this would - transaction would be accretive to us without consideration for any of these synergies but we have a long list that was developed by both Cardinal corporate people, CPSI and Syncor people.

                      And reached agreement, okay when are - where are the opportunities here and we think there's a big opportunity for both parties to get more productive and improve our return on sales.

                      With regard to capital, our use of capital the - you know I know that this is an area that Bob you pay a lot of attention to. As we break the businesses at Syncor apart the capital usage in the nuclear business is significantly - has significantly a higher turnover than capital use in their other businesses.

                      So they already generate a very high return on capital. Could we get better? Sure. The return on capital at CPSI is also very high. The combined return on capital as they stand today in these two businesses would be the highest return on capital of anything that Cardinal has.

                      So now can we improve on that? Yes probably in some areas as we continue to work hard on the accounts receivable area. But because frankly inventory turns over so fast, it sits there for about a minute but so, you know, hopefully that gives you some idea of what the opportunities are without getting too much into the numbers.

(Robert Willoughby):  Very helpful thank you and especially for the return comments.

Bob Walter:           Other questions?

Operator:             Your next question comes from (Len Yappi).

(Len Yappi):          Okay the old HIPA recently has come out and commented
                      that diagnostic imaging procedures are the fastest growing service expense they're seeing just about
                      PET. And I was wondering...

Bob Walter:           (Len) it's hard to hear you right now. You have to
                      speak up a little bit.

(Len Yappi):          Okay I was - can you hear me now?

Bob Walter:           Yes sir.

(Len Yappi):          Okay the old HIPA, the center for Medicare,
                      Medicaid has recently come out and stated that diagnostic imaging procedures are amongst the fastest growing services that they're seeing bills for especially PET which is growing at a very rapid rate.

                      I was wondering if you're seeing that reflected especially in Syncor's business if you could comment and specifically on PET, if that's the case what do you think is driving it?

Bob Walter:           Okay I'm going to ask Bob Funari if he would
                      handle that and, you know, we are in both sides CPSI and Syncor are in PET and in the same similar areas but Bob's got a much better handle on the weekly and daily and monthly dynamics of the industry. So Bob what's your view on that?

Bob Funari:           Yeah (Len) let me kind of give you kind of
                      summary here. We see some very exciting dynamics in PET today. Fifty three percent of the cancers that are diagnosed every year now have some form of favorable reimbursement or approval for use in PET.

                      As we look at our own trends in terms of dose volumes going out of our pharmacies to support PET imaging procedures we see numbers that are up in the 25%-35% range in terms of month over month kind of growth rates.

                      So it's clearly a very steep curve that we're riding at this point in time. There is a lot of fixed cost leverage in this business if you're in the isotope production end of the process.

                      Typically a cyclotron has a breakeven point today somewhere between 16-18 doses per day and a capacity that's somewhere between 75%-80%.

                      So there's a substantial amount of fixed expense leverage in this business as you begin to move over the breakeven point on a cyclotron and generate those on incremental doses.

                      But clearly its' the applications and diagnosis of cancer today that are driving PET and the utilization of FDG. I would expect to see additional proprietary PET (unintelligible) coming to the marketplace in the years ahead and an expansion of the use of this tool to begin covering other diseases as well.

(Len Yappi):          Great thank you very much.

Bob Funari:           Your welcome.

Bob Walter:           Next question please.

Operator:             Your next question comes from (Chris McFadden).

(Chris McFadden):     Thank you, good afternoon and let me add my
                      congratulations to a very smart deal. Could you talk a little Bob in terms of the combination, you know, sensitive to the (Zygris) Syncor relationship and what that's meant in terms of opening up some new potential paths for growth for the nuclear pharmacy business in light of the recent investment in TTS.

                      Can you talk about where you see longer term points of connection between those two businesses? Thanks.

Bob Walter:           Okay thanks (Chris). We actually - you kind of
                      preempted some things that I was thinking about saying to close up a little bit. The lines are blurring between manufacturer and distributor to provider to patient.

                      They're blurring as manufacturers or providers are trying to achieve efficiency. They're blurring where unique services have to be developed by somebody and there's not unique capability at some level.

                      They're blurring because products are changing, there's more specialized products that has to be handled in unique ways. And this whole demand for specialized pharmaceuticals and the needs of biotech and how you handle that - we've been talking about how important that is.

                      We know in our stomachs that that's going to develop and so we're looking - this is a broader discussion, we're looking for ways to have more importance in this category.

                      I view Syncor as a step and what I've said is - as I've said to our people internally that I view Syncor as a very important step, to accommodate Syncor with our CPSI and broadening that capability is a very important step, something that will be very profitable to us.

                      But that Syncor - that this move by itself while it will be profitable and good is a lead into a lot of other capabilities and that's the homerun for us.

                      Now I want to make a point that when I talk about these lines blurring we will not compete with our customers. Our customer is a manufacturer upstream and the provider downstream. We view ourselves as service providers to them to improve what they do.

                      We've talked about the - some of these trends and as (Chris) brings up, you know, our whole - some of the recent initiatives in our PTS, pharmaceutical technology area is focused on that, you know, the ability to, you know, the capacity for (lyothalization) or sterile capabilities.

                      And - because we recognizing that there's going to be strong growth and we're experiencing it. You know sold out capacity in some of our facilities and strong demand.

                      So while I can't give you each piece of the puzzle, you know, for one I don't want everybody to know what else we might do next. But while I can't give you each piece of the puzzle my intuition about where we need to move and how to keep filling this puzzle up tells me that this is an important growth area for Cardinal in the future.

                      So that's kind of how we see this broadly. Bob Funari is, you know, I know you have a similar vantage point or view point. Anything you want to say about that?

Bob Funari:           I again I think anything that I said or would
                      say Bob would certainly be complimentary to your thinking here. I believe I think as you do that the era that we're entering into is going to be characterized by much more difficult, challenging and complicated products.

                      And that we're going to need new skills and new capabilities to be able to get those products to the providers and to point of care. I would agree I think that pharmacy and the pharmacy capabilities that Syncor has built over the last 28 years are going to play a very important role in finding solutions for getting those products to where they need to get to.

                      But it's not the only piece in the puzzle and like yourself we've recognized that it is a continuum going all the way from the molecule out to the patient. And that there are many pieces in that continuum that need to be well articulated and work well with each other in order to really have a successful solution.

Bob Walter:           Our issue really internally right now in this area is
                      setting priorities for initiatives not trying to find initiatives. And so could we have a - next question please.

Operator:             Your next question comes from (Andrew Speller).

(Andrew Speller):     Hi guys I want to lend my congratulations as well on
                      the deal. I'm a little bit more concerned here Bob with market share issues. Do you think given where we're at here with Central Pharmacy and Syncor being the leader, any issues there in terms of marketshare?
                      And who are the regulatory bodies that have to be cleared here?

Bob Walter:           Well good morning. There are a lot of regulatory
                      bodies mainly the SEC and certainly the FTC.

(Andrew Speller):     Are there any nuclear regulatory bodies that have to
                      sign off per say? Nuclear regulatory commissions?

Bob Walter:           Well we're, you know, we comply with all those, you
                      know, meaning CPSI does and Syncor does. So I, you know, we, you know, that's not the issue. I guess mostly what I think when you're talking about market share you're talking about FTC issues.

                      And first of all, we - these transactions must clear those regulatory approvals and - including the expiration of any (unintelligible) waiting periods. We think this deal is very complimentary in terms of both product offerings and geographies.

                      We're in the nuclear pharmacy business to a much lesser degree. The acquisition puts in many areas we're not already in and it enhances our ability to service the GPOs, the members and their customers.

                      And our conversations with them would tell us that our customers would view this positively. Meaning yes, I'm talking downstream towards the provider and upstream towards manufacturer that our preliminary conversations with them would tell us this is a better offering to them.

                      And so not to get into anything too technical about - around FTC discussion but, you know, we are confident we'll be able to provide a better service and that's something that makes the customer happy not something it makes them want to fight.

                      In terms of overlaps there's more than sufficient actual and potential competition in every area. And in any event the companies have complimentary product lines.

                      So this transaction shouldn't raise concern but we obviously don't want to talk it through over the airwaves. We really want to be able to put forth our points and develop understandings with the FTC and we certainly will respect their opinions. So that's where we are on it. Any other questions?

(Andrew Speller):     Just a quick follow up if I could. You guys
                      have relationships through CPSI with (Meloncrat) and (Niko Med) with neither of you distributing that product. Syncor has the Cardiolite product. Are there any relationships that need to be ironed out there prior to this deal closing to get it done?

Bob Walter:           I'm not going to get into - (Andy) I'm not
                      going to get into details of the relationship and who all has which relationships because the relationships are a little more complicated than that.

                      What I would say to you is that each one of - that our management has talked as recent as this morning with each one of these manufacturers. I personally intend to be involved in it. And the reason I want to be involved in it is that I'm in the best spot to present all of Cardinal's offerings and create a value offering.

                      And so out of respect to the existing relationships with each one of these manufacturers they today this is news to them and they are not fully up to speed on what all of our offerings are.

                      So it's up to us to spend time with each one of them and have them understand what we can offer and make sure we understand what their objectives are.

                      Again I go back to - I've been in the distribution business my whole life. I have a good intuitive sense about the strength of the distribution and when your commodity and when you have something to offer beyond just a commodity offering.

                      And I would say this - I keep using the word unique capabilities. What that means is that you can offer something to someone else is not able to offer in the same way. And so we intend to put that offering forth.

                      I tell you my intuition about this. And as I said I've been in lots of distribution businesses and talked - and have studied a lot of them. We have an incredibly unique offering to manufacturers and to the providers and it will be well received.

                      And so, you know, just allow us the time to work out what those relationships are. This is not intended to be- we're going to take more of the value than we deliver. This is intended to be - we can deliver (unintelligible) combination more value to the manufacturer.

                      So, you know, let us develop that and I don't really want to get too much in depth. We know where we're going and how we're going, you know, what our objectives are.

                      But just let us develop that and trust that we understand the strengths of what we bring and the value of what it can bring to the manufacturers. Next question.

Operator:             Your final question comes from (Eric Coldwell).

(Eric Coldwell):      Thank you very much.  Can you hear me?

Bob Walter:           Yes sir.

(Eric Coldwell):      Great thank you very much. I'm curious Bob
                      you mentioned synergies earlier in the conversation and you've not really detailed the synergies but expect they'll be accretive I believe I heard you say before synergies.

                      I'm curious if you'll have any centers that can be consolidate as the merger comes together. And if so, how many? Can you kind of give a sense of type of markets. And then conversely how many centers will you need to add to the geography to sort of round out the market?

Bob Walter:           Okay the question is around have we studied
                      combining the facilities? And yes we have studied that but we haven't reached conclusions to where there's opportunities to combine them or where there's opportunities to expand.

                      Frankly, virtually every one of the 170 facilities is experiencing pretty strong growth. So it's not like we're sitting around, you know, and we have no growth in facilities with tons of excess capacity and you're just trying to consolidate.

                      So, you know, that's something that we'll develop. We've speculated on where there's way to increase our productivity and keep in mind though this isn't just consolidating facilities. I mean we have - one of the really valuable assets here is a well trained, technically trained nuclear pharmacy team.

                      And you take - and whether they're in one facility or two facilities they still have to compound and process and service the customer with advice and the compounding process.

                      And so it isn't like you just put two facilities together and get rid of some nuclear pharmacist. That is a very valuable commodity that we work awfully hard to keep and so, you know, whether they're in one facility or two that's probably not the biggest - it's not a big issue.

                      But, you know, there are opportunities to get synergies out of systems, of how we buy product and things like that. So we're outlining those, you know, we pretty quickly identified that they could be substantial or that they will be substantial and right now we're not prepared to say exactly how much that is.

(Eric Coldwell):      (Unintelligible) lot of clarification as well. Did I
                      understand you're going to be exiting all international operations or that some may remain post-merger?

Bob Walter:           What we said is that our focus on this transaction is
                      nuclear pharmacy. I think I also used words like that we intend to exit on a profitable basis - and expeditiously meaning quickly but all of these non-nuclear pharmacy businesses.

                      On the other hand there are some that are complimentary and that are profitable and makes sense to keep. We're under no cash pressure to sell quickly so therefore we should and I would also point out that most of the assets are in the imaging centers and they're profitable and stable.

                      So we're not worried that we have to exit quickly, take a short profit. So we're not worried about that. We have studied it in depth, as Bob also outlined they have been studying it in depth.

                      So we know we will be exiting them. There's probably some facilities that are not imaging centers. Some businesses that we may keep but I would say relative to overall transaction it is very, very minor. It's really not even worth the discussion about it. So that gives you some sense of it.

                      Let me wrap the call up by saying that this transaction is one we've contemplated for a long while. We've watched what Syncor has done and we've admired what they've done. We also could admire it from the vantage point of CPSI and had the chance to admire frankly what we've been able to accomplish in our team at CPSI.

                      And so we know what we're getting involved in and know about the growth of the market that we're entering and the strength of these two companies. We also know about what this might become.

                      And I would remind everybody that in 1994 Cardinal was a drug distribution business only and as we started thinking about what else we might become I would guess nobody on the phone today including myself could have dreamt of what we've become today.

                      This is a new path, it's additive to what we do. It's certainly in an area that we're familiar with and it's an important step that will strengthen our presence in the healthcare market and so thanks to everybody for participating and we'll sign off.

Operator:             This concludes today's Cardinal and Syncor conference
                      call. You may now disconnect.


                                    END

                                   # # #

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in a Schedule 14A filed on June 14, 2002. Cardinal Health, Inc. ("Cardinal") intends to file a registration statement on Form S-4 in connection with the transaction, and Syncor intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Syncor are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Cardinal, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web sit at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Cardinal or Syncor. Cardinal and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. Information regarding the interests of Syncor's officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Cardinal in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal or Syncor. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decision.

                                   # # #